
SCREAM TRUCK
SCREAM TRUCK
SCREAM TRUCK

INVEST IN **SCREAM TRUCK, POWERED BY IMPLSE**

The World's First On-Demand, Experiential Food Trucks

screamtruck.com Springfield, NJ

Highlights

1. Over 70,000 households have signed up for Scream Truck's reserved routes. Our CAC has been $0.

2. The company was launched in September, 2020. Lifetime revenue is just under $6MM (217% CAGR)

(3) Projecting over $5MM revenue in 2024, 21% truck profit, and 88% YoY growth.

(4) NYC morning radio icon Elvis Duran invested in Scream Truck and will help accelerate our growth

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Featured Investor

 **Elvis Duran**
Invested **$504,999** ⓘ

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Syndicate Lead
More than eight million weekly listeners consider Elvis Duran the host of the party on his national radio program, Elvis Duran and the Morning Show, the most listened to Top 40 morning show in NYC (on Z100), and across the United States.

"I have known Eric Murphy (Scream Truck's Founder/CEO) as one of the most creative entrepreneurs in the media and entertainment industries. I view Scream Truck as the culmination of Eric's career that spans music, entertainment, tech, and experiential marketing. It's been so exciting to watch Scream Truck grow and to see the positive impact on the communities they serve. I am thrilled to be a part of it and will be using my reach to help grow Scream Truck on a national scale."

Our Team

 **Eric Murphy** Founder/CEO

Youngest Senior Executive in the history of RCA Records. Started his first company, an award-winning Experiential Marketing agency in NYC, at age 33, then a VIP event tech and ticketing platform, sold both companies to media giant Condé Nast in 2017.



Jason Black President

A Duke grad who cut his teeth at Goldman Sachs, then spent the next thirteen years analyzing and leading deals in the distressed real estate and hospitality related space while developing his business management acumen.



Mia Miller Director of Operations

Born and raised in Westfield, New Jersey (where Scream Truck first launched), Mia has proven to be a key member of Scream Truck's founding team. Mia was employee number one, working alongside Eric on a truck for the first five months on the road.



Lindsay Silver Fractional CTO

20 years of experience developing complex, enterprise level software products. Past roles include SVP and Global Head of Product, Technology, and Data at Fox (most recently) and Condé Nast (formerly).



Brian Kutz Vice President, Design & Build

Masters in Architecture from SCAD (Savannah School of Art & Design), former home restoration business owner, and avid car lover. Experienced in all facets of design, building, and fabrication.



Patrick Jong Experiential Marketing Executive

Over 20 years of experience in event production and experiential marketing, including 10 years at the world renowned South Beach Wine & Food Festival in Miami. Patrick was named Adweek's Experiential Executive of the year in 2020.

Scream Truck

The world's first on-demand, experiential

The world's first on-demand, experiential food trucks

Packed with cool tech and cool eats, Scream Trucks are designed to create an awesome experience at every stop. From the customizable 4K LED screens to the feel good music playing on our premium sound system, these bold, beautiful, hot pink trucks turn heads!

Our first Scream Trucks sell creative, premium ice cream treats, but it's the fun, exciting, frictionless delivery experience that wows customers and defines our long-term business vision. 👀 Since launching our first ice cream truck in September of 2020, a mind blowing 70,000 households have signed up for Scream Truck's **reserved routes.** 🤯 The kicker? We have a $0 customer acquisition cost (CAC). More on that later.

First, say hello to Scream Truck!


Deliberately curated, feel good music that appeals to 25-54 moms and families
Customized 4k LED screens for event content & more
I SCREAM. YOU SCREAM.
SCREAM FOR SUMMER!
SCAN UP FOR OUR RESERVED ROUTES
A clean, shiny pink truck, with happiness on display
SCREAM TRUCK
A premium product that customers crave & love
Suprise and Delight!
* Constantly evolving menu
* Invisible loyalty program
* Champagne sparklers
* Free pup cups


SCREAM TRUCK



SCREAM TRUCK'S REACH TODAY



14

Scream Trucks
across 45 New Jersey towns



70K

households registered for
Scream Truck's reserved routes



189K

engaged customers*



27K

organic, REAL Instagram
followers



ROUTE STATS SPRING 2024

✓ 1386 **SOLD OUT** routes per month

✓ Average 4 minutes per stop

✓ 13,860 route stops per month

✓ 37,422 customers served per month*

*Average 2.7 people per HH

Our secret sauce is predictable revenue

Every business's dream is creating predictable revenue. Scream Truck's **reserved routes** do just that. Driven by our proprietary software platform (**Implse**) we *create demand* by sending text alerts to registered households within a pre-defined neighborhood to announce we'll be visiting later that day. **Customers simply reply with the letter Y (for YES!) to reserve a stop at their house.** The software continues to text adjacent and nearby neighborhoods until we reach 10-14 reservations each hour (depending on travel time and projected order prep time at each stop).



Registered customers receive a text alert

Dopamine
Impulse Buying

Customer simply replies Y to reserve a stop

Frictionless
FOMO





10:11   LTE ⊿ 🔋 80%

←   **ST**   **Scream Truck**
Mobile   📞   ⋮

7/7/22 10:11 AM

ST

Hey Eric! Scream Truck will be in your neighborhood this evening between 6:15 and 7:15. Reply Y (for yes!) if you'd like to reserve a stop at your house today! RESERVATIONS ARE LIMITED.

Y

Think about this. You're going about your day and someone sends you a text offering to bring you some *really good* ice cream later. It's a hard-to-resist impulse buy (hence the name of our software), and it's something fun to look forward to! Then each perfectly crafted ice cream sundae, cone, or milkshake is made fresh on the truck in front of your house while you enjoy a 4-minute dance party and/or other fun experience. 🥳

7/7/22 10:16 AM

ST   Yay! You have a reservation on today's


Scream Truck route! Please pre-order before 6:15 at https://txt.so.UGiUQm. Please do not share this link.
7/7/22 6:37 PM
ST
Hey Eric! Scream Truck will arrive in the next 5-10 minutes. While you wait follow us on Instagram https://txt.so/0QDsTN and post your Scream!
Type a message...
Customer is added to the route & pre-orders
Excitement
Instant Gratification
Customer is notified when we're close
(More) Dopamine
Fun Delivery Experience

Our software creates demand, efficiency, and data

The Scream Truck business model is built around efficiency and volume *created and managed by Implse*. We're able to maximize the number of houses we serve by offering a specific truck to customers in pre-determined neighborhoods (small geographic areas) and within a specific 1-hour window.

Implse will eventually use hundreds of thousands of data points to continuously improve demand, efficiency, and customer experience. At-a-glance on each route, we know customer traits, number of previous

a glance on each route, we know customer traits, number of previous visits (PV), days since last visit (DLV), number of items ordered, distance and travel time between stops, route response rate, estimated revenue, and estimated route duration. Behind the scenes we know all historical route data including towns/neighborhoods visited by month, day, and time, and associated response rates. The end goal is to automate daily town and neighborhood selections based on where and when we know we'll get the highest response.


app.screamtruck.com/logistics/routes/61ad0ccc7ae
09/28/23
6:00p.m. - 7:00p.m.
Edit
Summary
Notifications
Map
129
Notified
11%
Response Rate
12/2
Reservations / Waitlist
$ 388
Estimated Revenue
57:22
Estimated Duration
Regions: Scream Test
+ add
Operators: John Farve, Tamaya Sandoval
Data at every touch point
Smarter routes increase response rates, revenue, and route efficiency.
Search...
Phone
Address
PV
DLV
Note
Options
Reserved
4
Bryan Fischer
(908) •••-••••
Spruce Lane Franklin Lakes, New Jersey
12
27
Add
Options
Ordered
Lauren Fazio
VIP
(908) •••-••••
Summit Ave Franklin Lakes, New Jersey
38
8
Leave on doorstep
Ordered
3
Mia Miller
(908) •••-••••
Forest Glen Ave Franklin Lakes, New Jersey
2
134
Add
Reserved
Jason Black
(540) •••-••••
Spruce Lane Franklin Lakes, New Jersey
10
35
Birthday today for Tyler (10)
Options
Reserved
Eric Murphy
(917) •••-••••
Alpine Drive Franklin Lakes, New Jersey
5
17
Add
Options
Ordered
3
Anton Uri
ALLERGY
(973) •••-••••
Ewing Ave Franklin Lakes, New Jersey
14
17
Add
Reserved
Rebecca Murphy
(908) •••-••••
Hidden Glen Ct. Franklin Lakes, New Jersey
0
0
Add
Options

Implse route view

We did over 2,200 private events in 2023 🤯

How is it possible to book and manage over 2,200 private events across multiple trucks? Our online booking platform (yep, Implse again) makes it super easy to book a truck for a private event. 90% of our events are booked online without having to go back and forth via phone or email. We sell the truck by time (in 30 minute increments) and offer a maximum number of guests we can serve within the allotted time. This creates a clean, consistent, and straightforward event structure and

creates a clean, consistent, and straightforward event structure and yields less questions from customers.

SCREAM SOCIAL	SCREAM SOIRÉE	SCREAM SPECIAL	SCREAM CELEBRATION
1/2 hour up to 25 guests	1 hour up to 50 guests	1 1/2 hours up to 75 guests	2 hours up to 100 guests
$299	$499	$649	$799
Plus tax & gratuity book up to 60 days in advance	Plus tax & gratuity book up to 6 months in advance	Plus tax & gratuity book anytime	Plus tax & gratuity book anytime
BOOK NOW	BOOK NOW	BOOK NOW	BOOK NOW

Private events are dynamically scheduled onto different truck calendars **based on the location** of the event. This minimizes travel time between booked events and allows us to schedule more private events OR reserved routes immediately following.

Ice cream is just the beginning

We started with ice cream because it's a mass appeal treat that is universally loved. Ice cream trucks were also the very first food trucks to exist (invented over 100 years ago). So that's where we saw the *first* opportunity to create a new, tech forward version of an old fashioned food truck.

But imagine this same experiential delivery concept with other premium, popular food and food truck brands. From piping hot pizza to the best tacos you've ever tasted, local wines and craft beer to winter soups served with warm, crusty bread… the possibilities are endless.

> *Other food delivery/prep-onsite models have failed (Wonder, Zing) because there was no proactive prompt to drive demand (huge!), no efficiency to drive route volume (essential!), and no ability to cater events (1/3 of our revenue!).*

Spoiler alert! Scream Truck is piloting a new pizza truck, powered by Implse, in late Spring with our awesome partners at **Liv Breads** who bake an incredible Neapolitan pizza. (The crust is 🤌 *chefs kiss*.)

Over $5MM projected revenue in 2024, AOV $23

Since launching our first Scream Truck in September, 2020, **we've generated just under $6MM in lifetime revenue and are projecting over $5MM in revenue in 2024 alone** as we roll out multiple new trucks and expand into Bergen County, New Jersey (1.2MM population). By the end of 2024, we will have 20 trucks serving customers in over 60+ New Jersey towns.

All of our trucks are profitable from day one at the truck and hub level and the company will start generating free cash flow (FCF) by the beginning of 2025. 👊 We've reinvested heavily into our software platform, truck building, R&D, and franchise playbook development, which is setting us up for expansion and franchising.

[The above contains forward projections which are not guaranteed.]





40,000

$1,681,617

20,000

$992,577

$94,352

$1,500,000

2020 2021 2022 2023 2024 projected

Highlights (as of 12/31/23)

Lifetime Revenue: $5,977,352

Total Items Sold: Over 1 million

CAGR: 217%

Total Customers: 189,000

Private Events in 2023: 2,240

1,100 Scream Trucks, $150MM ARR by 2032 via franchising

In addition to growing our owned and operated trucks in key markets, Scream Truck will start selling franchises in 2024. The franchise route will allow us to scale faster with less capital and less risk. A franchisee can operate a single truck or multiple trucks. In larger markets, Scream Truck will provide the hub infrastructure and management for multiple franchisees. The franchise business model will be:

$20,000 franchise fee (per franchise truck)

5% annual royalty

1% brand/marketing fund (starting in 2026)

We anticipate approximately 25% owned and operated trucks and 75% franchise trucks. We are working with one of the best **franchise law firms** in the U.S. to complete our FDD (Franchise Disclosure Document) and **The Wolf of Franchises** is our advisor and will be our marketing agent. The Wolf is one of the most connected and progressive guys in the franchise industry.

[The above contains forward projections which are not guaranteed.]

Implse software licensing will generate $25MM ARR by 2032

We have built the software **and the playbook** for other food/beverage brands, food trucks, and DTC companies to generate efficient, predictable revenue by adding reserved routes and dynamic event booking to their existing business. We will also work with partners to create *new* businesses built around this delivery concept. In fact, Scream Truck will be launching a new experiential, on-demand pizza truck this Spring with our partners at **Liv Breads**. Current Scream Truck customers will be able to opt in to receive alerts from this new truck. And that is exactly how we will attract clients for Implse. By plugging them into our existing customer database.

That's right. Scream Truck enters the market first, builds up a significant customer database, and then offers carefully vetted brands the ability to tap into that database, making their customer acquisition cost virtually nothing. Just to be clear, we are not selling our customer's data to other trucks. We would be OFFERING Scream Truck customers the ability to opt in to receive alerts and delivery from other awesome trucks. The customer will be in control of which trucks they opt-in for.

Scream Truck will earn a 10% rev share on every client's truck. Keep in mind, this is not limited to food trucks. Our impulse, on-demand delivery concept will work in multiple food, beverage, grocery, and service business verticals.

[The above contains forward projections which are not guaranteed.]

Our customer acquisition cost (CAC) is $0

Huh? How is this possible?

We super serve moms.

Not only do moms make 85% of buying decisions in the house, **virtually all moms are influencers in the town they live in.** Mom groups on Facebook and other social platforms are *incredibly* powerful in driving purchase decisions. And inevitably, when Scream Truck starts servicing a new town, moms in that town and every surrounding town start our organic, word of mouth marketing machine. The experience, the premium product (see images below), the exceptional customer service, the allergy awareness, the kind communication and responsiveness, the willingness to always go the extra mile, the happiness we deliver, and free pup cups 🐾 all create a massive love fest for Scream Truck. ❤️

Read our glowing **Google Reviews** for more context!

We have spent some money to create content and prepare for future marketing and advertising needs. As we grow, we will start spending on advertising and marketing to launch markets, hubs, and trucks faster.

SCREAM
CONES









CONES

Celebr8 · Black & Tan · Scream Cone · Panda · S'more Please



SCREAM SUNDAES

Cool Chick · Nutty Becky · Sweet Savannah · Nittany Lion · Simply Lucky



SCREAM SHAKES

Chocolate · Vanilla · Cookies & Cream · Super Buzz Coffee

Scream Truck offers a premium product

We are really good at wooing and wowing customers

We've built a *really* strong brand. Our brand was created to deliver happiness, so our entire team is trained to prioritize each customer's happiness. Here's a few examples of our customer experience:

- It's so easy to say yes. Customers **don't** have to **download an app**, and anytime they need us, we're just a text away!

- When a new customer walks up to the truck and hasn't heard about how our business model works (reserved routes and pre-orders), we give them free ice cream with a card to sign up! 🥰

- When a customer isn't 100% happy with their ice cream or disappointed with our customer service, we refund them.

- We communicate with customers in real time across all communication channels and we're currently building a friendly communication channels and we're currently building a friendly, knowledgeable Scream Bot to help answer questions 24/7.

- We send hand written thank you cards (spoiler: we use **handwrytten**) with $25 gift cards to show our appreciation for booking us for a special event.

- When we see or hear of kids that LOVE Scream Truck or just love trucks, we invite them to our hub for a special behind-the-scenes tour and free ice cream.

- We handed out over 26,000 free pup cups in 2023! 🐶

This review sums it up well:



Allie
6 reviews

★★★★★ a year ago

Any time a person or company just gets it all so right, they deserve to be acknowledged! Scream truck never disappoints. But for my daughters 10th birthday, they really made it special! The Elegant Ella ice cream special, posted on the side of the truck, with the latest and greatest music blasting through the neighborhood, and her "Happy 10th Birthday Ella!" On the side, really were the perfect special touches to make her celebration that much "extra!" We love the scream truck! From their easy to schedule calendar and straight forward pricing, to the convenience of rescheduling and their follow up/confirmation email. They really just get it all right! And on top of it, the scream is delicious, the combinations are creative, and the portions are generous.

 Like

Response from the owner a year ago
Allie, this is one of the nicest reviews we've ever gotten. Thank you so much for noticing (and appreciating) all of the details! ☺

Our customers are our biggest advocates

You know you are on to something special when your customers have to share your business model with their network. This customer nailed it.

 Kathy Bryan • 2nd

+ Follow •••



Kathy Bryan • 2nd + Follow
EVP Head of Marketing @ Electives | B2B Marketing C...
1w •

I'm a little bit fascinated with Scream Truck and how they are creating urgency and FOMO and making me spend 3x what I would from a traditional ice cream truck.

I think it's pretty regional, so I'll quickly explain. Scream Truck is an ice cream truck that texts me when they'll be in my neighborhood so I can opt into a stop on my house.

Of course, I had to opt in for these texts. How'd they make that happen? The first time I saw them in my neighborhood, the kids and I ran up thinking we'd buy ice cream. We hadn't pre-ordered, so we couldn't buy. They gave us free samples and pointed me to a QR code. Prior consent ✅

They text me when they will be in the neighborhood. I haven't even been thinking about ice cream. Demand created ✅

You text Y if you want them to come to your house. If you don't text fast enough, they tell you the route is full. Urgency ✅ Scarcity ✅

Then they text you a link to their menu. The prices are reasonable, but definitely higher than the prices at a traditional ice cream truck. Increased market basket ✅

You can order free ice cream for your dogs. Feel good factor ✅ Perceived value ✅

The kids love Scream Truck. More importantly, they ask "why not us???" if they see the truck and it doesn't stop for them. FOMO ✅ Guilt ✅

The side of the truck shows their IG feed of happy customers. Social proof ✅ UGC ✅

I'm not always sure that I like Scream Truck more than the excitement of chasing down traditional ice cream trucks, but it's good. I'm a repeat consumer. And I'm super impressed by their marketing.

#MarketingMindset #Innovation #MomLife

AI will dramatically improve customer service efficiency

Look, we get that everyone is saying they are using AI to make their

Look, we get that everyone is saying they are using AI to make their brand sound cool and impress investors. But we'd been working on a REAL plan to use AI before AI was cool! 😎 The goal? To create even more efficiency in our 1:1 communications with customers, and to optimize our routes and revenue. Here's our plan:

1. We have been customers of <u>Gladly</u> for 2+ years. They recently bought Thankful, an AI startup focused on AI-enabled customer service using their new <u>Sidekick</u> product. Our goal is to use Sidekick (connected via API to Implse) to create a multi-channel chat bot that will be able to assist customers immediately with anything they need, including *specific* questions about an event they booked or an order they placed. Because we've been using Gladly for 2+ years, we have analytics that show us the most common inquiries. If we can tackle those first, we will dramatically reduce the time we currently spend *manually* replying to these inquiries.

2. We are working with <u>Direqt</u> (founded by one of Eric Murphy's long-time Entrepreneur friends) to build a chatbot using <u>Apple Messages for Business</u> and <u>Google Business Messages</u>. The goal is to create a very dynamic, rich messaging platform that would replace our "standard" text messaging service for route notifications, ordering, and communications. Not only will this make it even *more* convenient for customers to get Scream Truck at their house, it will also serve up information we know they are always looking for during routes. "Where are you guys," "How can I add to my order?", "Can you leave it on my porch?", "How do I change my address?".

3. We are developing a plan to use AI to help determine where our trucks go each day. Based on historical data we have from over 3 years in operation, our goal is to optimize routes and revenue using past month, day, time, and weather to forecast and increase response rates. Additionally, AI will analyze our routes to determine how to make them more efficient by "right-sizing" the neighborhoods we service.

Curated experiences and experiential marketing will increase revenue and create *more* demand

Our Founder/CEO Eric Murphy's 30+ years of experience in experiences (🤔), music, and VIP hospitality creates a very unique opportunity for Scream Truck. You see, *wow* is Eric's specialty. Last year Eric had a crazy idea. What if we created a new holiday tradition where Santa is delivered to your house for a fun, meet 'n greet style event!? (His slogan was "Help us free Santa from the malls!™") Yep, instead of waiting in line at the mall for an awkward photo on Santa's lap, we created the **Santa Social** and **Santa Soirée!**



Scream Truck Santa Social

Families, friends, and neighbors gathered at someone's house and

Scream Truck rolled up with a professional, real beard Santa on board! The event featured our limited edition holiday Scream treats (including the most insane hot chocolate you've ever had), holiday music playing on our premium sound system, and plenty of time to hang with the big guy. Guests took fun photos they could immediately share online.

We sold out 250 fully pre-paid events ($399/$799) in 10 days and totally blew our customers away! (Again, check our **Google Reviews**. 😋) This will no doubt become a new holiday tradition and we anticipate selling double the amount of events next year.

 **Christina King**
32 reviews · 1 photo

★★★★★ a month ago

Scream Truck is our go-to for family and neighborhood events and a mid-week or weekend sweet treat. But, nothing is better than their Santa Social! We were blown away with how fantastic their holiday experience was. This is officially an annual tradition for our neighborhood. The real bearded Santa (@SantaRonNJ) was incredible with the kids - posing for photos, singing songs, chatting with the kiddos and making everyone feel so special. Of course, the ice cream and treats were amazing (as always). We can't wait to do this again next year. I wish every December Scream Truck visit had Santa on board! Thank you to the amazing Scream Truck team for making all of our events so wonderful.



 Like

We're also working with select brands to offer sponsored experiences, sampling and promotions. This gives brands the opportunity to get in front of thousands of consumers for 4+ minutes at their home! That kind of 1:1 IRL marketing impact does not exist! In turn, we're enhancing the customer experience and offering something of value!

SCREAM® TRUCK

CURATED EXPERIENTIAL MARKETING & SAMPLING

Beginning in 2024, Scream Truck will leverage the Scream Truck IRL customer experience to create an experiential marketing and product sampling opportunity* for select brands.



MEDIA & ENTERTAINMENT



CPG & BEVERAGE



FAMILY FUN & PETS



LOCAL SERVICES
(and local causes)

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Our limited edition super secret SUPER SUNDAE is a sweet 'n salty sensation served in a color changing super bowl!
Order a super secret SUPER SUNDAE between 2/1/24 and 2/9/24 and you'll be entered for a chance to win
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at your house for halftime of the game!
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ORDER OUR SECRET SUPER SUNDAE BOWL BETWEEN 2/1/24 - 2/9/24
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More about the founding team



TRU
SCREAM TRUCK



(L-R) Mia Miller, Eric Murphy, Jason Black

Founder/CEO - Eric Murphy

Eric is an accomplished entrepreneur with over 30 years of experience in experiential marketing, branding, large scale events, entertainment and tech. Eric built an award winning marketing agency in New York City called Pop2Life and worked with some of the biggest names in media and entertainment including Disney, MTV, iHeartMedia, Vogue, Comedy Central, HGTV, Showtime, WIRED, The New Yorker, NBC, AMC Networks, Vanity Fair, and many more. During this time, Eric also built an event tech platform designed to manage and improve the guest experience at high profile events. Eric sold Pop2Life to Condé Nast in 2017 and oversaw the integration.

Prior to his agency's 14-year run, Eric became the youngest senior executive in the history of RCA Records (at age 26) and was instrumental in the success of several major recording artists including *NSYNC, Christina Aguilera, Dave Matthews Band, Foo Fighters, Robyn, and more.

Currently, Eric lives in Basking Ridge, New Jersey with wife Rebecca and daughter Savannah. His son, Evan, graduates from Penn State this year, and their dog, Cali, is their pride and joy! Eric was nominated for EY's prestigious Entrepreneur of the Year award in 2023.

President - Jason Black

After graduating from Duke University, Jason was laser focused on building his career in the finance and investing world. After cutting his teeth in investment banking at Goldman Sachs, he spent the next thirteen years analyzing and then leading deals at The Blackstone Group, Fundamental Advisors LP and Fireside Investments. He focused on distressed credit and special situations in the real estate, hospitality and infrastructure space, being the capital partner of choice for management companies in multiple industries.

The opportunity to work with many business executives and hands-on operators inspired Jason to move his career into Phase 2: entrepreneurship and leadership. After a mutual friend introduced Eric and Jason, it was clear he was the yin to Eric's yang. His analytical mind has helped refine Scream Truck's business plan and create a scalable capital structure to accelerate revenue growth and hone in on the path to profitability!

Currently, Jason lives in Short Hills, New Jersey with his wife Amy and their two sons.

Director of Operations - Mia Miller

Born and raised in Westfield, New Jersey (where Scream Truck first launched), Mia has proven to be a key member of Scream Truck's founding team. In 2019, Mia graduated from Boston University's College of Communication and ever since was motivated to lead a company from zero to one.

Eager for a career-accelerating opportunity, Mia became employee number one of Scream Truck, working alongside Eric on a truck for the first five months on the road. This gave her a hands-on perspective of the brand and an up-close understanding of what it was going to take to make Scream Truck successful.

Fast forward to today, Mia has helped shape the narrative around our messaging both internally and externally, while overseeing the complex day-to-day operations. Mia has an extremely bright future and we are fortunate to have found her in the earliest stage of the company!

Currently, Mia lives in Lower Manhattan, just a drive away from her family and business based in New Jersey.

Funds will be spent on software, people, and trucks

The money we raise will allow us to continue to develop our software to increase efficiency, manage volume, and maximize revenue. We would like to hire a couple more experienced team members to take on franchise development, franchisee support, and marketing strategy.

We will also use new funds to expand our owned and operated Scream Truck fleet in the northeast (New Jersey, Westchester County New York, Long Island, and Staten Island). In the future, we'd like to add O&O trucks in key growth markets like Los Angeles, Nashville, Charlotte, Raleigh Durham, Austin, and Florida.

JOIN US FOR AN INVESTOR WEBINAR

Our founding team is hosting an investor webinar on Monday, March 18th at 11:00am! Register **HERE**